May 11, 2017

United States Securities and Exchange Commission

Washington, DC 20549

Attn:  Gabriel Eckstein

Re:                             Marathon Patent Group, Inc.

File No. 333-216004

Dear Mr. Eckstein:

We are writing in response to your oral comment of May 11, 2017.  Specifically, you have requested guidance as to why the sale of an aggregate of 2,280,000 warrants issued on April 18, 2017 and the related issuance of an aggregate of 57,000 placement agent warrants should not be integrated with the Registration Statement on Form S-1 (File No. 333-216004) (the “Registration Statement”), which was originally filed with the Commission on February 10, 2017.  In connection with our response, we have referred to CDI 139.25.

On April 18, 2017, we sold an aggregate of 3,800,000 shares of common stock in a registered direct offering for which Aegis Capital Corp. acted as the placement agent.  The investors in such offering received an aggregate of 3,800,000 shares of common stock which were sold pursuant to the Company’s Form S-3 Registration Statement (File No. 333-198569) and an aggregate of 2,280,000 warrants to purchase common stock.  Members of the Placement Agent received an aggregate of 57,000 placement agent warrants in connection with such offering.  The Company has included the shares of common stock underlying such warrants in the Registration Statement.

As stated in CDI 139.25, the Commission’s guidance focuses on how the private offering investors are solicited.  In the case of the Company’s April private placement, there were a total of three investors, two of whom were previous institutional investors of the Company and the other was an institutional investor who was an existing client of the placement agent.  In no way was the solicitation of the investors made through the Registration Statement and the Registration Statement did not serve as a general solicitation for the private offering and the Section 4(2) exemption should be available.  As such, there should be no integration of the private offering with the public offering.  The warrants issued to the placement agent and its affiliates were not solicited through the Registration Statement.

We hope this response satisfies the Commission’s concerns.  If you desire any additional information or have any further questions, please feel free to contact me at (212) 930-9700.  We thank the commission for its cooperation.

Sincerely.

/S/ Arthur Marcus
Arthur S. Marcus, Esq.

Cc:  Francis Knuettel II